DIRECT DIAL: 212.451.2289
EMAIL: AFINERMAN@OLSHANLAW.COM

April 6, 2012

VIA ELECTRONIC MAIL

Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Xstelos Holdings, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed April 3, 2012
File No. 333-179148

Dear Mr. Riedler:

We are counsel to Xstelos Holdings, Inc. (the “Company”), and in such capacity we hereby advise the Staff that the Company has filed Amendment No. 3 to Registration Statement on Form S-1 (“Registration Statement”), File No. 333-179148, today.

The sole purpose for filing Amendment No. 3 to the Registration Statement is to file as exhibits thereto the Amended and Restated Certificate of Incorporation of the Company (the “Amended Charter”) and an updated legal opinion. The Amended Charter increases the authorized shares of the Company from 1,000 to 31,000,000; 30,000,000 of which are designated as common stock and 1,000,000 of which are designated as preferred stock, which increase is necessary in connection with the distribution contemplated by the Registration Statement. In connection with the increase in the Company’s authorized capital, we have also filed as an exhibit to the Registration Statement an updated legal opinion that the Company’s shares are duly issued and, when issued in connection with the distribution described in the Registration Statement, will be validly issued and fully paid and non-assessable.

Sincerely,

/s/ Adam W. Finerman

Adam W. Finerman